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VIA EDGAR

January 17, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Daniel Crawford, Tim Buchmiller, Ibolya Ignat and Daniel Gordon

Re:	AlloVir, Inc.

Registration Statement on Form S-4

Filed December 9, 2024

File No. 333-283678

Ladies and Gentlemen,

On behalf of AlloVir, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated January 6, 2025 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-4

Cover Page

1.

Please disclose the title and amount of securities being offered, as required by Item 501(b)(2) of Regulation S-K, as referenced in Item 1 of Form S-4. Also, please clearly disclose the estimated Exchange Ratio as of a recent practicable date on the cover page and the assumptions related to such estimate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the Cover Page of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2025

Questions and Answers about the Merger

Q: Why are the two companies proposing to merge?, page 2

2.

We note your disclosure that the merger will result in a combined company with a robust pipeline focused on developing Kalaris’ lead product candidate, TH103. Please clarify that the Kalaris pipeline consists of one product candidate for multiple indications only one of which is in Phase 1 clinical trials. Also clearly state whether the combined company expects to pursue any of the AlloVir product candidates after the merger.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 2 of the Amended Registration Statement in response to the Staff’s comment.

Q: Who will be the executive officers of the combined company immediately following the merger?, page 6

3.

We note it does not appear the combined company will have a Chief Financial Officer. Please revise page 6 and elsewhere as appropriate to disclose you currently do not plan to have a Chief Financial Officer, identify who will serve as the company’s Principal Financial Officer and Principal Accounting Officer and revise your Risk Factors as appropriate or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 6, 20, 148, and 399 of the Amended Registration Statement in response to the Staff’s comment.

Prospectus Summary

Kalaris Therapeutics, Inc., page 13

4.	Please revise to disclose the sources and data relied on for Kalaris’ $14 billion 2023 global branded market estimation for the treatment of prevalent exudative and neovascular retinal diseases.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 13, 318, 319, 323 and 326 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2025

5.	Please revise to identify “the first-in-class U.S. Food and Drug Administration approved anti-VEGF agent launched in ophthalmology”.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 13 and 318 of the Amended Registration Statement in response to the Staff’s comment.

The Merger

Background of the Merger, page 164

6.

Please revise under this heading to disclose how the parties came to the agreement that “each unexercised and outstanding AlloVir option with an exercise price per share equal to or greater than $4.00 (before giving effect to the reverse stock split) shall be cancelled for no consideration.” Include, without limitation, who proposed the $4.00 amount, whether different dollar amounts were proposed and who proposed them.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 179 and 180 of the Amended Registration Statement in response to the Staff’s comment.

AlloVir Reasons for the Merger, page 179

7.

Please disclose whether AlloVir’s board considered the possibility that the parties may waive the Nasdaq condition set forth in the merger agreement, resulting in the combined company’s stock to not be listed on a national exchange.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 186 of the Amended Registration Statement in response to the Staff’s comment.

Opinion of Leerink Partners LLC (AlloVir’s Financial Advisor)

Summary of Financial Analysis, page 187

8.

We note on page 189 you state Leerink Partners used “levered and unlevered betas for certain companies deemed by Leerink Partners to be comparable to Kalaris.” Please revise to identify the comparable companies, Leerink Partners’ methodology for selecting comparable companies, whether Leerink Partners omitted any companies that met the selection criteria, and if so, disclose the identities of the omitted companies and the reasons for the omissions.

Response: We note the Staff’s comment. With respect to disclosure of information underlying the components of the discount rate methodology used in a discounted cash flow analysis, we respectfully advise the Staff that the current disclosure regarding the discount rate utilized by Leerink Partners is (i) consistent with disclosures in other recent transaction involving Leerink Partners (we refer you, for example, to the disclosures in Reneo Pharmaceuticals (filing dated August 26, 2024), Eliem Therapeutics, Inc. (filing dated June 4, 2024) and Graphite Bio, Inc. (filing dated February 13, 2024)), (ii) consistent with, or more detailed than, the level of information in opinion disclosures of other financial advisors in more than 50 definitive proxy

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2025

statements and effective registration statements on Form S-4 filed since June 1, 2024 and (iii) inclusive of all material information relating to Leerink Partners’ discounted cash flow methodology. We respectfully advise the Staff that, in our view, disclosure of the requested additional information underlying the discount rate methodology applied in Leerink Partners’ discounted cash flow analysis is not material to investors.

Certain Unaudited Prospective Financial Information, page 190

9.

We note your disclosure on page 190 and elsewhere that your management team prepared Kalaris financial forecasts through 2070. Please revise to disclose why the management team decided to generate financial forecasts through 2070 as opposed to a shorter timeframe and how management concluded generating financial forecasts.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 192, 194 and 197 of the Amended Registration Statement in response to the Staff’s comment.

AlloVir Liquidation Analysis, page 194

10.

We note your disclosure on page 194 that “stockholders are cautioned not to place undue reliance, if any, on the AlloVir forecasts.” Please revise to remove “if any” as it appears investors may rely on these projections, among other reasons, as part of the basis relied upon by Leerink Partners to deliver its fairness opinion to your board of directors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 198 of the Amended Registration Statement in response to the Staff’s comment.

Kalaris’ Business

Overview, page 312

11.

We note your disclosure that “[a]lthough newer anti-VEGF drugs and a higher-dose version of an existing drug have been approved for treatment, registrational studies for these drugs were not designed to demonstrate a reduction in treatment burden compared to existing therapies, and there remains a significant unmet need for a longer acting anti-VEGF agent.” In an appropriate location, please indicate whether Kalaris anticipates that its registrational study will be designed to demonstrate a reduction in treatment burden compared to existing therapies and indicate the anticipated interval of treatment that Kalaris will study. In this regard, we note your disclosure in the table on page 320 that the FDA-approved dosing frequency for the reference biologic therapeutics currently used to treat nAMD is up to every 8 to 16 weeks.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 321 of the Amended Registration Statement to remove the characterization of the design of the registrational studies for approved anti-VEGF compounds and has revised the disclosure on page 333 of the Amended Registration Statement to describe its current plans with respect to the design of any registrational studies Kalaris may conduct for TH103.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2025

12.

Please revise where Kalaris discusses Dr. Ferrara’s development of TH103 to disclose the services Dr. Ferrara currently provides to Kalaris as a consultant including the approximate amount of time Dr. Ferrara commits a week to developing TH103.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 318 and 413 of the Amended Registration Statement in response to the Staff’s comment.

Kalaris’ Product Candidate, page 131

13.

We note Kalaris’ disclosure on page 316 that it is “evaluating the potential development of TH103 to treat additional VEGF-mediated neovascular and/or exudative diseases of the retina including DME, DR, RVO and retinopathy of prematurity.” To the extent Kalaris is not currently developing TH103 for the indications listed in its pipeline table, please revise to remove those rows from the pipeline table. To the extent Kalaris is developing TH103 in such indications, please revise where appropriate to disclose the work that has been done to date to submit INDs for each indication and what remaining work Kalaris must complete to submit INDs. Revise the progress arrows so they do not enter the “Phase 1” column for the “DME/DR” and “RVO & other Retinal Diseases” indications. Revise to remove “& other Retinal Diseases” and only disclose specific indications Kalaris is currently developing in the pipeline table.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the pipeline table on page 319 of the Amended Registration Statement in response to the Staff’s comment. The Company also respectfully advises the Staff that all of Kalaris’ preclinical studies of TH103 in support of its IND for nAMD are supportive of planned IND submissions for DME/DR and RVO. Kalaris’ preclinical studies of TH103 evaluated safety, tolerability, and toxicokinetics in multiple animal species and those studies were not indication-specific. Those data will be supportive of any IND submission for an intraocular indication for TH103, and Kalaris expects to include those data in its planned IND submissions for DME/DR and RVO. In addition, the primary objective of Kalaris’ ongoing Phase 1 clinical trial of TH103 for nAMD is to evaluate the safety, tolerability, dose range and pharmacokinetic of TH103. Such clinical data would also be included with, and supportive of, IND submissions for TH103 for any intraocular indication, including DME/DR and RVO. As a result, subject to favorable data from its ongoing Phase 1 clinical trial of TH103 and IND submission and clearance for the applicable indication, Kalaris would expect to commence the clinical development of TH103 for DME/DR and RVO in a Phase 2 clinical trial rather than an additional Phase 1 clinical trial. This clinical development plan is consistent with the clinical development that was undertaken by the sponsors of the leading anti-VEGF compounds that have been approved by the FDA, including Lucentis (ranibizumab), Eylea/Eylea HD (aflibercept) and Vabysmo (faricimab), all of which initially conducted clinical development for nAMD and subsequently proceeded to Phase 2 clinical development for follow-on intraocular indications. The Company advises the Staff that it has revised the disclosure on page 333 of the Amended Registration Statement to clarify Kalaris’ clinical development plans in this regard.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2025

Clinical, page 315

14.

Revise under this heading and elsewhere where you discuss your Phase 1 trial design to disclose the dosage levels for each cohort and disclose the number of patients you have enrolled and intend to enroll.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 321 and 333 of the Amended Registration Statement in response to the Staff’s comment. Additionally, the Company respectfully advises the Staff that Kalaris does not plan to provide updated enrollment numbers given the early stage of its ongoing Phase 1 clinical trial of TH103. Kalaris has disclosed when it expects to report initial clinical data from Part 1 of the Phase 1 clinical trial, at which time it also expects to disclose patient enrollment numbers as of the data cut-off date.

15.	Please revise where Kalaris states it intends to initiate a Phase 2 clinical trial for nAMD in the first half of 2026 to disclose the Phase 1 results may not support continuing development of TH103.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 321, 322 and 333 of the Amended Registration Statement in response to the Staff’s comment.

Manufacturing, page 328

16.

We note your disclosure that Kalaris relies on third-party contract manufacturers for the manufacture of its product candidate for its ongoing and planned clinical trials, and, if Kalaris receives marketing approval, Kalaris intends to rely on such third parties for commercial manufacture. Please expand your disclosure to include the names of Kalaris’ principal suppliers.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 334 and 335 of the Amended Registration Statement in response to the Staff’s comment.

Intellectual Property, page 330

17.

Please revise to disclose the type of patent protection covered for Kalaris’ third patent family and to disclose if the third patent family is owned or in-licensed. Also revise to disclose all material foreign countries where Kalaris has issued and pending patents for each patent family.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17 , 2025

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 336 and 337 of the Amended Registration Statement in response to the Staff’s comment to disclose (1) all material foreign countries where Kalaris has issued or has a pending patent for each patent family, (2) that the third patent family is a provisional patent application that is not directed to TH103 or its use and (3) that the third patent family is owned by Kalaris. As the content of the provisional application of the third patent family is not yet public, and therefore is currently being maintained as a trade secret that Kalaris believes should not be included in a public filing, Kalaris does not consider the filing to be material as its focus is not on TH103 or its use, and therefore does not believe that further disclosure in the Amended Registration Statement is warranted at this time.

License Agreement with The Regents of the University of California, page 332

18.	Please revise to disclose the total aggregate milestone payments made to date, if any, pursuant to the UCSD license agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 338 and 382 of the Amended Registration Statement in response to the Staff’s comment.

AlloVir Management’s discussion and analysis of financial condition and results of operation

Results of Operations Comparison of the three months ended September 30, 2024 and 2023

Research and Development Expenses, page 363

19.

Please expand your disclosure to quantify and more fully discuss the items reported within the $(0.2) million research and development costs. If the only item reported in this amount is the final settlement with AlloVir’s CRO, please clarify. Please tell us and disclose the terms of the settlement with AlloVir’s CRO, if material, or direct us to existing disclosures. Explain to us why it was considered appropriate to report the settlement within research and development expense.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that during the three months ended September 30, 2024, the Company recorded an immaterial credit of $0.6 million for the refund received from its CRO related to the final settlement of remaining clinical trial activities. Offsetting this amount was $0.4 million recorded for stock-based compensation expense. There were no other material items in research and development expense during the three months ended September 30, 2024. The Company further advises the Staff that it has revised the disclosure on page 369 of the Amended Registration Statement in response to the Staff’s comment.

Comparison of the nine months ended September 30, 2024 and 2023, page 364

20.

Please tell us why it is appropriate to report the $5.6 million gain on lease termination and remeasurement during the nine months ended September 30, 2024 as an offset of your research and development expenses. Revise your critical accounting estimates disclosure in MD&A on page 370 and in Note 2, Summary of Significant Accounting Policies, to disclose your accounting policy for negative (offsetting) amounts reported within research and development costs. Reference the authoritative literature you relied upon to support your accounting and presentation.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2025

Response: The Company respectfully acknowledges the Staff’s comment and advises that as disclosed on page F-43 (Note 5), in 2022 the Company entered into a Development and Manufacturing Services Agreement (“DMS Agreement”) with a third-party supplier for the manufacture of the Company’s clinical supply. The DMS Agreement was accounted for as an operating lease under ASC 842. As the costs were directly associated with the Company’s research and development activities, the associated lease costs have been recorded as research and development expense since the inception of the lease.

Additionally, as further disclosed in Note 5, in December 2023, the Company elected its termination option and issued a notice of termination of the DMS Agreement effective June 2024. As a result, the remaining lease term was shortened and the Company recorded a $4.9 million reduction to the ROU asset and lease liability in December 2023. Also, in December 2023, the Company assessed the remaining ROU asset for impairment under ASC 360, and pursuant to that guidance recorded an impairment of $2.5 million, resulting in a remaining ROU asset of $0.

In February 2024 the lease was fully terminated and the remaining lease liability at that date of $5.6 million was reduced to zero. As a result, the Company recorded a $5.6 million gain to research and development expense, the same income statement line in which it recorded the historical lease cost.

The Company respectively advises the Staff that the Company does not believe the determination and recognition of the gain upon termination of the DMS Agreement to be a critical accounting estimate.

The Company further advises the Staff that it has revised the disclosures on page F-41 of the Amended Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Data, page 409

21.

Please provide us an analysis concerning whether AlloVir will become a shell company as defined in Rule 12b-2 of the Exchange Act prior to the closing of the Merger. We note disclosure that AlloVir has stopped clinical development of ALVR106 and ALVR107 pending the outcome of AlloVir’s review of strategic alternatives; please explain the plans for these and any other remaining development programs. Revise your disclosures as necessary to support the reverse recapitalization accounting planned for the Merger.

Response: The Company respectfully advises the Staff that the Company does not meet the SEC’s definition of a shell company, nor could it become one prior to closing, because it had substantial pre-combination assets and/or activities, including multiple clinical and pre-clinical product candidates, an intellectual property portfolio and key research and development personnel, prior to its decision to seek strategic alternatives for the business. A shell company, as

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2025

defined in Rule 12b-2 under the Exchange Act and SEC Release No. 33-8587, is a company that has (1) no or nominal operations and (2) either (i) no or nominal assets; or (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Company is an allogeneic T cell immunotherapy company historically focused on restoring natural immunity against life-threatening viral diseases in pediatric and adult patients with weakened immune systems, including the prior development of three Phase 3 clinical trials with posoleucel, an investigational off-the-shelf multi-virus-specific T cell therapy—for prevention of clinically significant infections or diseases by multiple viruses, treatment of virus-associated hemorrhagic cystitis (vHC), and treatment of adenovirus (AdV)—following allogeneic allo-HCT. Until December 2023, the Company had multiple clinical and pre-clinical development programs that it was pursuing internally.

As described in the Registration Statement, in December 2023, following a review of its business, the Company’s board of directors approved a plan to limit further internal development of its programs and to explore, review and evaluate a range of potential strategic options available to it, including, without limitation, an acquisition, an in-license or acquisition of assets, a merger of equals, a reverse merger or other transactions.

More than “nominal” operations

While the Company has taken actions to stop the further internal development of its programs following this decision in December 2023, the Company continues to engage in activities to wind down its existing clinical trials in a way that preserves the ability for future research and development, documenting the technical aspects of its assets and other trade secrets and trials.

For the three months ended September 30, 2024, which represents three months of operations following the Company’s decision to explore strategic alternatives, the Company reported $5.72 million of operating expenses associated with operating activities (i.e., research and development expenses, general and administrative expenses and restructuring and other expenses). The Company believes that these operating activities and operating expenses were not “nominal,” as required under Rule 12b-2 in order for the Company to be deemed a shell company.

More than “nominal” assets

As of September 30, 2024, the Company had $5.67 million of total assets (other than cash and cash equivalents), which included $4.99 million of short-term investments, $0.053 million of interest receivables, and $0.626 million of prepaid expenses and other current assets. Additionally, the Company has maintained core intellectual property directed to its product candidates, including Posoleucel, ALVR106, ALVR107, ALV108 and ALV109. The Company believes that the asset values on its balance sheet for items other than cash and cash equivalents and short-term investments are more than “nominal.” However, the Company has paused development of ALVR106, including discontinuing the trial pending the outcome of the Company’s review of strategic alternatives, and clinical development of ALVR107 has been paused pending the outcome of the Company’s review of strategic alternatives. If the merger is

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2025

not completed, among other possible courses of action, including pursuing another strategic transaction similar to the merger or dissolving and liquidating the Company’s assets, the Company could elect to continue to operate its business and pursue licensing or partnering transactions. If the merger is completed, it is currently expected that the combined company would not elect to pursue further development of the Company’s legacy assets.

Guidance in (i) Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies, Release No. 33-8587 (July 15, 2005) (the “2005 Adopting Release”) and (ii) Special Purpose Acquisition Companies, Shell Companies, and Projections, Release No. 33-11265 (January 24, 2024) (the “2024 Adopting Release”) Guidance in (i) Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies, Release No. 33-8587 (July 15, 2005) (the “2005 Adopting Release”) and (ii) Special Purpose Acquisition Companies, Shell Companies, and Projections, Release No. 33-11048 (March 30, 2022) (the “2022 Proposing Release”)

In the 2024 Adopting Release, the SEC reiterated its previous position set forth in the 2005 Adopting Release that companies that structure transactions to avoid shell company status may nonetheless be shell companies, and noted that a reporting shell company that is made to appear to have, or has cloaked itself as having, more than “nominal” assets or operations would still be subject to the shell company limitations. The Company respectfully submits that the merger is not a scheme “undertaken with the intention of evading the definition of shell company” as described in Footnote 32 to the 2005 Adopting Release.

Footnote 32 describes the scenario of a promoter of a company who appears to place assets within an entity and then seeks a business combination transaction for the entity, with the expectation of a return of the assets in the future. Unlike the scenario in Footnote 32, the Company is not being used to evade the shell company rules. The Company was formed in August 2013 to identify and develop its product candidates as described above. The Company continued these business activities through December 2023 when the decision was made to discontinue further internal program development efforts and explore strategic alternatives for its programs and platform technology, primarily through the efforts of collaborators. Here, there was no promoter who temporarily placed these legacy assets with the Company with the intent of evading shell company status, and there is no expectation of benefitting from the assets being returned. The Company respectfully submits that the scenario described in Footnote 32 does not apply to the facts of the Company, and that the Company’s agreement to merge with Kalaris was not structured to “cloak” the Company with assets for the purpose of avoiding shell company status. Applying the shell company rules to the Company today, before the closing of the merger, would not serve the purpose of protecting investors from the fraud and abuse in the securities markets the shell company rules were designed to deter.

Pro forma accounting treatment for the Company’s assets and liabilities

While the Company believes it has more than “nominal” operations and assets and should not be deemed to be a shell company as of September 30, 2024, the Company acknowledges that its assets, other than cash and cash equivalents and marketable securities are expected to have nominal value upon closing of the merger. As stated on page 214 of the Amended Registration Statement, for accounting purposes, the merger is expected to be accounted for as a reverse recapitalization of Kalaris because on the merger closing date, the pre-combination assets of the Company are expected to be primarily cash, cash equivalents, short-term investments and other nominal non-operating assets.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2025

According to section 12100 of the SEC’s Financial Reporting Manual, “[t]he Staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded.”

Accordingly, the Company understands that it will be deemed to have been a shell company by the time of the closing of the merger based on its anticipated pre-combination assets and the fact that the closing of the merger will be, in substance, the acquisition of cash and a stock exchange listing by Kalaris. Furthermore, the Company respectfully advises the Staff that it does not believe additional disclosure is required in the Amended Registration Statement to support the reverse recapitalization accounting planned for the merger.

22.

Please explain to us why the unaudited pro forma combined material information does not give effect to the proposed reverse stock split that is expected to be approved during the special meeting of AlloVir stockholders planned for January 9, 2025. Refer to Rule 11-02(a)(10) of Regulation S-X. We note that effecting the reverse stock split is a condition for the consummation of the merger.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures in the section titled “Unaudited Pro Forma Condensed Combined Financial Data” of the Amended Registration Statement in response to the Staff’s comment to give effect to the reverse stock split, which was approved by the Company’s stockholders during the special meeting of the Company’s stockholders held on January 9, 2025. The Company further advises the Staff that at the time the Registration Statement was filed, the reverse stock split had not been approved by stockholders of the Company and therefore the Registration Statement, including the section titled “Unaudited Pro Forma Condensed Combined Financial Data,” did not give effect to the reverse stock split but, as noted above, the Amended Registration Statement has been revised to give effect to the reverse stock split.

Notes to Unaudited Pro Forma Combined Financial Statements

4. Proforma Adjustments, Adjustment F, page 419

23.	Please revise to include a pro forma earnings per share calculation. It appears that the calculation should include additional scenarios to present the effect of AlloVir’s planned reverse stock split.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 427 of the Amended Registration Statement in response to the Staff’s comment to include a pro forma earnings per share calculation. The Company further advises the Staff that, at the time the Registration Statement was filed, the reverse stock split had not been approved by stockholders of the Company and therefore the Registration Statement, including the section titled “Unaudited Pro Forma Condensed Combined Financial Data,” did not give effect to the reverse stock split. However, the reverse stock split was approved by the Company’s stockholders during the special meeting of the

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2025

Company’s stockholders held on January 9, 2025 and the Amended Registration Statement, including the section titled “Unaudited Pro Forma Condensed Combined Financial Data,” has been revised to give effect to the reverse stock split. Therefore, the Company does not believe that the section titled “Unaudited Pro Forma Condensed Combined Financial Data” needs to be updated to include additional scenarios to present the effect of the reverse stock split.

Kalaris Therapeutics, Inc.

Condensed Financial Statements for the 9 months ended on September 30, 2024 (unaudited)

Notes to the Unaudited Condensed Financial Statements

5. Significant Agreements

Royalty Agreement with Samsara – Related Party, page F-93

24.

Your disclosure on page F-89 indicates that you evaluated the criteria in ASC 730-20 to account for your royalty agreement with Samsara. In Note 5 you disclose that you recorded the fair value of the long-term liability related to the obligation to make royalty payments to Samsara, $32.1 million, and recorded $32.0 million as a research and development expense. Please summarize for us the significant terms of your royalty agreement, highlighting the items that you analyzed in order to determine the accounting for the elements of agreement. In your response, please cite the specific paragraphs within ASC 730-20 you utilized that support your accounting treatment. Address ASC 730-20-05-6 and 05-9 and/or any other paragraph as necessary in your response.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 383, F-94 and F-95 of the Amended Registration Statement in response to the Staff’s comment and further advises the Staff as follows. In July 2024, Kalaris entered into a royalty agreement (the “Royalty Agreement”) with Samsara, the majority stockholder of Kalaris and a related party. In exchange for 50,000 shares of Kalaris common stock, with an estimated fair value of $32,000, which the Company redeemed from Samsara, Kalaris agreed to pay Samsara a low single-digit percentage tiered royalty on net sales, if any, of its products developed using the technology licensed under the UCSD Agreement (the “Royalty Obligation”). Such royalties are payable on a product-by-product and country-by-country basis until the later of (i) ten years after the first commercial sale of such product in such country and (ii) the expiration of the last-to-expire issued claim of Kalaris’ patents for such product in such country (each such term with respect to a product and a country, a “royalty term”). The Royalty Obligation had an estimated fair value as of the agreement effective date of $32.1 million. There are no other significant terms of the agreement that was filed with the SEC as Exhibit 10.3 to the Registration Statement.

The Royalty Agreement provides for Kalaris to repurchase 50,000 of its shares of common stock from Samsara in exchange for the Royalty Obligation. In assessing the terms of the Royalty Agreement, Kalaris determined that the fair value of the agreed consideration to be transferred ($32.1 million) exceeded the fair value of the shares repurchased ($32,000) and therefore more than one accounting component may exist in the Royalty Agreement. Kalaris considered the guidance of ASC 730-20-05-9, which indicates that future payments to the other parties under an agreement ostensibly for royalties might also include other items, such as the settlement of a

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2025

borrowing, the purchase price of an asset or the royalties for the use of an asset. In this respect, Kalaris also considered guidance of ASC 505-30-30-2 through 30-4 Allocating Repurchase Price to Other Elements of the Repurchase Transaction, which indicates that a repurchase of shares at a stated price significantly in excess of the current market price creates a presumption that the repurchase price includes amounts attributable to items other than the shares repurchased. ASC 505-30-30-2 states the following (emphasis added):

An allocation of repurchase price to other elements of the repurchase transaction may be required if an entity purchases treasury shares at a stated price significantly in excess of the current market price of the shares. An agreement to repurchase shares from a shareholder may also involve the receipt or payment of consideration in exchange for stated or unstated rights or privileges that shall be identified to properly allocate the repurchase price.

Further, ASC 505-30-30-3 states, in part (emphasis added):

“[i]f the purchase of treasury shares includes the receipt of stated or unstated rights, privileges, or agreements in addition to the capital stock, only the amount representing the fair value of the treasury shares at the date the major terms of the agreement to purchase the shares are reached shall be accounted for as the cost of the shares acquired. The price paid in excess of the amount accounted for as the cost of treasury shares shall be attributed to the other elements of the transaction and accounted for according to their substance. If the fair value of those other elements of the transaction is more clearly evident, for example, because an entity’s shares are not publicly traded, that amount shall be assigned to those elements and the difference recorded as the cost of treasury shares. If no stated or unstated consideration in addition to the capital stock can be identified, the entire purchase price shall be accounted for as the cost of treasury shares”.

The repurchase and retirement of Kalaris’ common stock were accounted for at fair value in accordance with ASC 505-30, Treasury Stock. As indicated in ASC 505-30-50-3, when shares are repurchased at a price significantly in excess of the current market price, there is a presumption that the repurchase price includes amounts attributable to items other than the shares. As a result, a reporting entity may be required to allocate amounts of the repurchase price to other elements of the transaction as required by ASC 505-30-30-2. Kalaris considered SEC views expressed in the Remarks Before the 2014 AICPA National Conference on Current SEC and PCAOB Developments delivered by Hillary Salo (the “2014 SEC Remarks”) in respect of the issue of allocation of proceeds when the fair value of a liability required to be measured at fair value exceeds the net proceeds received for a hybrid instrument (applied by analogy). These remarks state, in part, the following (emphasis added):

Next, I would like to turn to a question we have received involving the allocation of proceeds when a reporting entity issues a hybrid instrument and the fair value of the financial liabilities required to be measured at fair value exceeds the net proceeds received. I think you would all agree that this issue is far more fascinating than derivative novations.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2025

Now, the first question you are likely asking yourself is “How can that happen and why would they do that?”, which is completely logical given you wouldn’t expect a party to an arm’s length transaction to accept proceeds that are less than the fair value of the financial instruments being exchanged. However, the staff understands that there are substantive reasons reporting entities may enter into these types of arrangements, including circumstances in which alignment with a particular investor is viewed as beneficial to the reporting entity or because a reporting entity is in financial distress and requires financing. For example, assume a reporting entity that wants to align itself with a specific investor issues $10 million of convertible debt at par and is required to bifurcate an in the money conversion option with a fair value of $12 million. In this case, the fair value of the financial liability required to be measured at fair value (that is, the embedded derivative) exceeds the net proceeds received under the transaction.

US GAAP provides allocation guidance for certain types of transactions. For instance, Topic 815 requires reporting entities to record an embedded derivative at fair value and assign the remainder of the proceeds to the carrying value of the host contract. In addition, Topic 470 requires that proceeds from the sale of a debt instrument with equity-classified detachable warrants be allocated between the two elements based on their relative fair values. However, for those transactions where the hybrid instrument is not issued at fair value, and the financial liabilities required to be measured at fair value exceed the net proceeds received, the staff acknowledges that judgment is required to determine the allocation of proceeds.

As a result, the staff believes that when reporting entities analyze these types of unique fact patterns, they should first, and most importantly, verify that the fair values of the financial liabilities required to be measured at fair value are appropriate under Topic 820. If appropriate, then the reporting entity should evaluate whether the transaction was conducted on an arm’s length basis, including an assessment as to whether the parties involved are related parties under Topic 850. Lastly, if at arm’s length between unrelated parties, a reporting entity should evaluate all elements of the transaction to determine if there are any other rights or privileges received that meet the definition of an asset under other applicable guidance.

In the fact patterns analyzed by the staff, we concluded that if no other rights or privileges that require separate accounting recognition as an asset could be identified, the financial liabilities that are required to be measured at fair value (for example, embedded derivatives) should be recorded at fair value with the excess of the fair value over the net proceeds received recognized as a loss in earnings. Furthermore, given the unique nature of these transactions, we would expect reporting entities to provide clear and robust disclosure of the nature of the transaction, including reasons why the entity entered into the transaction and the benefits received.

Additionally, some people may wonder whether the staff would reach a similar conclusion if a transaction was not at arm’s length or was entered into with a related party. We believe those fact patterns require significant judgment; therefore, we would encourage consultation with OCA in those circumstances.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2025

Kalaris noted that the Royalty Obligation is not a derivative as it qualifies for the scope exception in ASC 815-10-15-13(e) Certain contracts that are not traded on an exchange. Further, Kalaris considered if the Royalty Agreement was within the scope of ASC 470-10-25 Sales of Future Revenues or Various Other Measurements of Income (or “the sales of future revenues guidance”) or ASC 730-20 Research and Development Arrangements (or “the funded R&D guidance”). Kalaris noted that while ASC 730-20 only relates to research and development funding, ASC 470-10-25 does not specifically exclude research and development funding arrangements from its scope. If the research and development risk is substantive, such that it is not yet probable that the development will be successful, the guidance in ASC 730-20 would generally be followed. However, if the successful completion of the research and development is already probable when the funding is received, the guidance in ASC 470-10-25 is applicable. Given the relatively early stage of development, the nature of the R&D activities, and the regulatory process, Kalaris concluded that there is significant risk associated with the development of its products and that successful completion of such development is not yet probable, and ASC 730-20 may be applicable.

ASC 730-20 provides guidance on whether the arrangement constitutes borrowings (a loan or an obligation to repay other parties) or an arrangement to provide R&D services. In consideration of ASC 730-20-05-6, Kalaris noted that it has no obligations to perform contract research and development work nor a stated obligation to repay Samsara. However, although Kalaris does not have a contractual obligation to pay Samsara royalties until its products(s) are commercialized, Kalaris could have an implicit obligation to pay the value of the Royalty Obligation to Samsara due to the related party relationship under ASC 730-20-25-5 and 25-6. Therefore, Kalaris concluded that the Royalty Obligation should be recorded as a financial liability on the balance sheet rather than an obligation to perform services.

As the Royalty Obligation represents a freestanding financial instrument and the transaction is between related parties, Kalaris believes that at inception, it should be recorded at fair value. The excess of the Royalty Obligation’s fair value over the fair value of the 50,000 shares of Kalaris’ common stock represents a non-reciprocal transaction with the majority stockholder that in substance is a non-pro rata distribution to a stockholder as all other stockholders did not receive a similar benefit. Therefore, Kalaris believes this excess fair value amount should be recorded in the Kalaris statement of operations consistent with the view expressed in the 2014 SEC Remarks, as noted above, as Kalaris could not identify any other assets requiring separate accounting. This financial liability should be recorded at fair value as it is associated with the repurchase of Kalaris’ own shares, and the excess consideration to be paid over the fair value of the acquired shares is a loss in earnings. Further, because the Royalty Obligation is related entirely to Kalaris’ products currently in development, Kalaris concluded that it was reasonable to classify the expense as research and development in the statement of operations and comprehensive loss.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2025

Exhibits

25.	Please revise to add the Oxtoby Offer Letter and Nau Offer Letter as exhibits or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed the Oxtoby Offer Letter and Nau Offer Letter as Exhibits 10.30 and 10.31, respectfully, in response to the Staff’s comment.

*****

Please contact the undersigned at (617) 570-1084 or via email at TPollard@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Tevia Pollard
Tevia Pollard
Goodwin Procter LLP

cc:	Vikas Sinha, AlloVir, Inc.
Danielle Lauzon, Goodwin Procter LLP